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                                                                Exhibit 16

                               January 10, 1997

DISTRIBUTION:  Business Editors, Health & Medical Writers

LENGTH:  1208 words

HEADLINE: Invacare Corporation offers to acquire Healthdyne Technologies, Inc. for $ 12.50 per share

DATELINE:  ELYRIA, Ohio

BODY:

        Jan. 10, 1997--Invacare Corporation (NASDAQ/NMS:IVCR) announced today that it has offered to acquire Healthdyne Technologies, Inc. (NASDAQ/NMS:HDTC) in a negotiated merger transaction for $ 12.50 per share in cash. The offer was originally made in a private letter to Healthdyne delivered on January 2, 1997. After Healthdyne responded in writing that its Board of Directors would not consider the offer until its February Board meeting, Invacare determined to publicly confirm its offer in a letter to Healthdyne dated January 10, 1997. The offered price represents more than a 40% premium over Healthdyne's closing stock price on December 31, 1996, the last trading day prior to the date the original proposal was made. Based on the prospects and synergies that can be identified from publicly available information, Invacare believes that the acquisition will be accretive to its earnings per share within 12 to 18 months.

        The full text of Invacare's January 10, 1997 letter to Mr. Craig B. Reynolds, President and CEO of Healthdyne Technologies, Inc., is as follows:

    Thank you for your letter of January 8, 1997 noting that your Board of Directors will consider our January 2, 1997 acquisition proposal to acquire Healthdyne Technologies, Inc. at $ 12.50 per share in cash at its next regularly scheduled Board meeting in February. We are pleased that Healthdyne's Board of Directors plans to consider our proposal, but we are disappointed that Healthdyne has chosen to defer its consideration for such a long time without seeking any discussions with us. We had expected that an acquisition proposal offering a 40% premium over your year-end stock price would have encouraged a prompt and constructive dialogue. We continue to believe that there







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    are clear and compelling advantages to both Invacare Corporation and
    Healthdyne from the combination of our two companies and that such a transaction would create great value for each of our companies and our respective stockholders. As a result, we feel obligated and are fully committed to pursue this matter more expeditiously.

    We hereby reiterate our offer to acquire Healthdyne Technologies, Inc. through a negotiated merger transaction in which Healthdyne stockholders would receive $ 12.50 in cash for each share of outstanding common stock.

    Because of the critical importance of our offer to the stockholders of both Healthdyne and Invacare, and because of the length of time until your Board of Directors may consider our offer, particularly in light of the recent unusual trading volumes in Healthdyne's stock, we feel compelled to release this letter publicly. We believe that the stockholders of Healthdyne will enthusiastically support our offer, and that your Board of Directors should have the benefit of the reaction of Healthdyne's stockholders in evaluating our offer. We continue to be interested in meeting with you to give you the opportunity to discuss our offer and to begin negotiations of definitive documentation, which we are confident could be quickly and successfully concluded. We have committed bank facilities in place sufficient to fund the proposed transaction. We are the owners of approximately 4.9% of Healthdyne's outstanding common stock.

    As we have said before, Invacare is an important




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    participant in the medical device market with annual sales in excess of
    $ 600 million. We have, as you do, an enviable reputation for the quality of our products and services. We are extremely impressed with the businesses you and your management team have developed and the manner in which they complement our businesses. We believe the complementary aspects of our two companies' products, customers and distribution capabilities would enable the combined entity to be an even more effective competitor.

    Of course, this offer is subject to, among other things, the negotiation and execution of mutually acceptable definitive merger and other agreements containing provisions customary for transactions of this type, the receipt of any required regulatory approvals and third-party consents, the operation of Healthdyne in the ordinary course, the taking of all necessary actions to eliminate the applicability of, or to satisfy, any anti-takeover or other defensive provisions contained in the applicable corporate statutes or Healthdyne's charter and by-laws (including Healthdyne's poison pill) and the absence of any actions by Healthdyne's Board which would seek to frustrate our offer. We do not expect anti-trust concerns to provide a significant hurdle to the closing of the transaction. We note from your public filings that Healthdyne has in place a number of provisions that may be fairly characterized as defensive in nature. We would request that you satisfy or eliminate their applicability to our offer and that you not implement or take any action to trigger any additional defensive measures that could adversely affect the ability of your stockholders to ultimately express their views on, or receive the benefits of, our offer, or enter into any significant transactions or take any other actions that could impede or






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    necessitate an adjustment to the terms of our offer.  We believe that you and your Board of Directors should carefully and promptly consider this offer and view it as we do - an excellent opportunity for the stockholders of Healthdyne to realize full value for their shares to an extent not likely to be available to them in the marketplace absent our offer. We are certain that, upon reflection, you and your fellow members of the Board of Directors will recognize the extraordinary opportunity that our offer presents Healthdyne and its stockholders. In the context of a negotiated, friendly transaction, we would be prepared to discuss all aspects of our offer fully with you.

    We hope that you and your Board of Directors will give our offer prompt and serious consideration so that we may move forward, in our preferred course, to a negotiated transaction which can be presented to your stockholders as the joint effort of Invacare's and Healthdyne's Board of Directors and management. We would request that you accelerate your Board of Directors' review of our offer and confirm to us as soon as possible that your Board of Directors will consider our offer shortly.

    Invacare is the world's leading manufacturer and distributor of home health care and respiratory products and mobility products for people with disabilities. The company's headquarters are located in Elyria, Ohio, with manufacturing facilities in the United States, Australia, Canada, Germany, France, Mexico, New Zealand, Portugal, Switzerland and the United Kingdom. Products are distributed worldwide through a network of more than 10,000 provider locations.